UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

VBI Vaccines, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

91822J103

(CUSIP Number)

Mark McDonnell

ARCH Venture Management, LLC

8755 W. Higgins Road Suite 1025

Chicago, IL 60631

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 10, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 91822J103	13D	Page 2 of 10 Pages

Item 1.	Security and Issuer.

This Amendment No. 3 (“Amendment No. 3”) to the statement on Schedule 13D filed on August 5, 2014 (the “Original 13D”), as amended by Amendment No. 1 (“Amendment No. 1”) and Amendment No. 2 (“Amendment No. 2”) to the Original 13D filed on October 10, 2019 and May 6, 2020, respectively, relating to the Common Stock, no par value per share (the “Common Stock”), of VBI Vaccines, Inc. (the “Issuer”) having its principal executive office at 160 Second Street, Floor 3, Cambridge, MA, 02142, amends the Original 13D as set forth herein.

Certain terms used but not defined, in this Amendment No. 3 shall have the meanings assigned thereto in the Original 13D (as amended by Amendment No. 1 and Amendment No. 2). Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Original 13D, Amendment No. 1 and Amendment No. 2.

Item 2.	Identity and Background.

(a)	This statement is being filed by: (1) ARCH Venture Fund VI, L.P. (“ARCH Venture Fund VI”), (2) ARCH Venture Partners VI, L.P. (“AVP VI LP”), which is the sole general partner of ARCH Venture Fund VI, (3) ARCH Venture Partners VI, LLC (“AVP VI LLC”), which is the sole general partner of AVP VI LP, (4) ARCH Venture Fund X Overage, L.P. (“AVF OVERAGE”), (5) ARCH Venture Partners X Overage, L.P. (“OVERAGE GPLP”), which is the sole general partner of AVF OVERAGE, (6) ARCH Venture Partners X, LLC (“ OVERAGE GPLLC”), which is the sole general partner of OVERAGE GPLP, (7) Clinton Bybee (“Bybee”), (8) Keith Crandell (“Crandell”), and (9) Robert Nelsen (“Nelsen”), (10) Kristina Burow (“Burow”), and (11) Steven Gills (“Gillis”, and, together with Bybee, Crandell, Nelsen and Burow, collectively, the “Managing Directors” and each individually, a “Managing Director”). Each of the individuals and entities above shall be referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons”.

(b)	The business address of each of the Reporting Persons is 8755 West Higgins Road, Suite 1025, Chicago, IL, 60631.

(c)	The principal business of ARCH Venture Fund VI and AVF OVERAGE is to invest and assist in developmental and emerging businesses located principally in the United States. The principal business of AVP VI LP and OVERAGE GPLP is to act as the general partner of ARCH Venture Fund VI and AVF OVERAGE, respectively. The principal business of AVP VI LLC and OVERAGE GPLLC is to act as the general partner of AVP VI LP and OVERAGE GPLP. The principal business of each of the Managing Directors is to act as managing directors of AVP VI LLC and OVERAGE GPLLC and a number of affiliated partnerships with similar businesses.

(d)	During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding.

(e)	During the five years prior to the date hereof, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	Each of ARCH Venture Fund VI, AVF OVERAGE, AVP VI LP and OVERAGE GPLP is a Delaware limited partnership. Each of AVP VI LLC and OVERAGE GPLLC is a Delaware limited liability company. Each of the Managing Directors is a United States citizen.

CUSIP No. 91822J103	13D	Page 3 of 10 Pages

Item 4.	Purpose of the Transaction

Not Applicable.

Item 5.	Interest in Securities of the Issuer.

As of July 10, 2023, each of the Reporting Persons ceased to beneficially own five percent (5%) or more of the Issuer’s outstanding Common Stock.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

ARCH Venture Fund VI and AVF OVERAGE have entered into a lock-up agreement pursuant to which they have agreed, subject to certain exceptions, not to directly or indirectly, for a period of 60 from July 6, 2023, (a) sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-1(h) under the Securities Exchange Act of 1934, as amended, or otherwise dispose of, any common shares, options, or warrants to acquire common shares, or securities exchangeable or exercisable for or convertible into common shares of the Issuer currently or hereafter owned either of record or beneficially, (b) enter into any swap, hedge, or other agreement or transaction that transfers, in whole or in part, the economic consequence of ownership of common shares of the Issuer, or securities exchangeable or exercisable for or convertible into common shares of the Issuer, or (c) publicly announce an intention to do any of the foregoing.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing of joint Schedule 13D

Exhibit 2 – Power of Attorney

Exhibit 3 – Power of Attorney

CUSIP No. 91822J103	13D	Page 4 of 10 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:           July 25, 2023

ARCH Venture Fund VI, L.P.

By:    ARCH Venture Partners VI, L.P.

its General Partner

By:     ARCH Venture Partners VI, LLC

its General Partner

By:                       *

Managing Director

ARCH Venture Partners VI, L.P.

By:    ARCH Venture Partners VI, LLC

   its General Partner

   By:                         *

Managing Director

ARCH VENTURE PARTNERS VI, LLC

By:                           *

         Managing Director

ARCH Venture Fund X OVERAGE, L.P.

By:    ARCH Venture Partners X OVERAGE, L.P.

its General Partner

By:     ARCH Venture Partners X, LLC

its General Partner

By:                      *

Managing Director

ARCH Venture Partners X OVERAGE, L.P.

By:    ARCH Venture Partners X, LLC

   its General Partner

   By:                          *

   Managing Director

CUSIP No. 91822J103	13D	Page 5 of 10 Pages

ARCH VENTURE PARTNERS X, LLC

By:                           *

Managing Director

                                 *

Clinton Bybee

                                    *

Keith Crandell

                                    *

Robert Nelsen

                                 *

Kristina Burrow

                                 *

Steven Gillis

* By: /s/ Mark McDonnell

Mark McDonnell as Attorney-in-Fact

*       This Amendment No. 3 to Schedule 13D was executed by Mark McDonnell on behalf of the reporting persons listed above pursuant to a Power of Attorney a copy of which is attached as Exhibit 2 and Exhibit 3.

CUSIP No. 91822J103	13D	Page 6 of 10 Pages

Exhibit 1

AGREEMENT OF JOINT FILING

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of VBI Vaccines, Inc.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Date:           July 25, 2023

ARCH Venture Fund VI, L.P.

By:    ARCH Venture Partners VI, L.P.

its General Partner

By:     ARCH Venture Partners VI, LLC

its General Partner

By:                     *

Managing Director

ARCH Venture Partners VI, L.P.

By:    ARCH Venture Partners VI, LLC

   its General Partner

   By:                         *

Managing Director

ARCH VENTURE PARTNERS VI, LLC

By:                         *

          Managing Director

ARCH Venture Fund X OVERAGE, L.P.

By:    ARCH Venture Partners X OVERAGE, L.P.

its General Partner

By:     ARCH Venture Partners X, LLC

its General Partner

By:                     *

Managing Director

ARCH Venture Partners X OVERAGE, L.P.

By:    ARCH Venture Partners X, LLC

   its General Partner

   By:                         *

   Managing Director

CUSIP No. 91822J103	13D	Page 7 of 10 Pages

ARCH VENTURE PARTNERS X, LLC

By:                           *

Managing Director

                                 *

Clinton Bybee

                                 *

Keith Crandell

                                 *

Robert Nelsen

                                 *

Kristina Burrow

                                 *

Steven Gillis

* By: /s/ Mark McDonnell

Mark McDonnell as Attorney-in-Fact

*       This Agreement of Joint Filing was executed by Mark McDonnell on behalf of the reporting persons listed above pursuant to a Power of Attorney a copy of which is attached as Exhibit 2 and Exhibit 3.

CUSIP No. 91822J103	13D	Page 8 of 10 Pages

Exhibit 2

POWERS OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Mark McDonnell his true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his capacity as a direct or indirect general partner, director, officer or manager of any partnership, corporation or limited liability company, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the Financial Industry Regulatory Authority, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his substitutes, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 10th day of November, 2010.

ARCH Venture Fund VI, L.P.

By:    ARCH Venture Partners VI, L.P.

its General Partner

By:     ARCH Venture Partners VI, LLC

its General Partner

By:    /s/ Keith Crandell

Managing Director

ARCH Venture Partners VI, L.P.

By:    ARCH Venture Partners VI, LLC

   its General Partner

   By:    /s/ Keith Crandell

Managing Director

ARCH VENTURE PARTNERS VI, LLC

By:   /s/ Keith Crandell

Managing Director

/s/ Keith Crandell

Keith Crandell

/s/ Robert Nelsen

Robert Nelsen

/s/ Clinton Bybee

Clinton Bybee

CUSIP No. 91822J103	13D	Page 9 of 10 Pages

Exhibit 3

POWERS OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Mark McDonnell his or its true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his capacity as a direct or indirect general partner, member, director, officer or manager of any partnership, corporation or limited liability company, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the Financial Industry Regulatory Authority, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his substitutes, may lawfully do or cause to be done by virtue hereof. This Power of Attorney shall remain in full force and effect with respect to each undersigned person unless and until six months after such person is both no longer a Managing Director of ARCH Venture Partners and no longer serving on the board of directors of any portfolio company of any ARCH Venture Partners fund.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 21st day of February, 2019.

ARCH VENTURE FUND X, L.P.

By:    ARCH Venture Partners X, L.P.

its General Partner

By:     ARCH Venture Partners X, LLC

its General Partner

By:    /s/ Keith Crandell

Managing Director

ARCH VENTURE PARTNERS X, L.P.

By:    ARCH Venture Partners X, LLC

   its General Partner

   By:    /s/ Keith Crandell

Managing Director

ARCH VENTURE FUND X OVERAGE, L.P.

By:    ARCH Venture Partners X Overage, L.P.

its General Partner

By:     ARCH Venture Partners X, LLC

its General Partner

By:    /s/ Keith Crandell

Managing Director

CUSIP No. 91822J103	13D	Page 10 of 10 Pages

ARCH VENTURE PARTNERS X OVERAGE, L.P.

By:    ARCH Venture Partners X, LLC

   its General Partner

  By:     /s/ Keith Crandell

Managing Director

ARCH VENTURE PARTNERS X, LLC

By:   /s/ Keith Crandell

Managing Director

/s/ Keith Crandell

Keith Crandell

/s/ Kristina Burow

Kristina Burow

/s/ Robert Nelsen

Robert Nelsen

/s/ Steven Gillis

Steven Gillis